BASS, BERRY & SIMS PLC Attorneys at Law
JOHN A. GOOD		A PROFESSIONAL LIMITED LIABILITY COMPANY
PHONE: FAX: E-MAIL:	(901) 543-5901 (888) 543-4644 jgood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, Tennessee 38103-3672 (901) 543-5900

July 10, 2009

VIA EDGAR AND FEDEX

Securities and Exchange Commission

100 F. Street, NE

Mail Stop 3010

Washington, D.C. 20549

Attention: Ms. Sonia Barros

Re:	REITPlus, Inc.

Amendment No. 1 to Registration Statement on Form S-4

(File No. 333-159610)

Dear Ms. Barros:

On behalf of REITPlus, Inc. (“REITPlus” or the “Company”), this letter, along with Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) of the Company, together with Exhibits, are being filed with the Securities and Exchange Commission (the “Commission”) in response to comments received from the Staff of the Commission (the “Staff”) in a letter dated June 26, 2009 (the “Comment Letter”).

We would like to inform the Staff of certain developments since the filing of the initial Registration Statement on Form S-4 on May 29, 2009. Upon further consideration of the AmREIT Declaration of Trust and in consultation with Maryland counsel, the AmREIT Board and the REITPlus Board agreed to amend and restate the merger agreement in order to provide to holders of shares of Class D Stock of AmREIT the same consideration per share, whether such shares were purchased from AmREIT or purchased pursuant to AmREIT’s Class D Dividend Reinvestment Plan. In addition, in order to simplify the number of proposals in the joint proxy statement/prospectus and addressed at the special meetings of AmREIT and REITPlus, the REITPlus Board has decided that the proposal to amend and restate the REITPlus Charter should be addressed at REITPlus’s 2009 annual meeting, which is to be held on August 6, 2009. Therefore, the only proposal to be addressed in the joint proxy statement/prospectus and at the AmREIT and REITPlus special meetings will be the approval of the merger agreement and the transactions contemplated thereby.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the version of Amendment No. 1 that is marked to show changes from the initial Registration Statement on Form S-4 filed with the Commission on May 29, 2009. We are also delivering four (4) courtesy copies of the marked version of Amendment No. 1 to your office.

www.bassberry.com

Securities and Exchange Commission

July 10, 2009

General

1.	Please discuss in the Q&A or Summary sections of your prospectus the business of the combined company following consummation of the merger.

In response to the Staff’s comment, we have added a Q&A entitled “What business will the combined company conduct after the merger?” to page 7 addressing the business of the combined company following consummation of the merger.

2.	Please discuss in the Q&A or Summary sections of your prospectus the fact that no market for the combined company’s common stock is expected to exist immediately after consummation of the merger.

In response to the Staff’s comment, we have added additional disclosure to the Q&A entitled “What will AmREIT shareholders receive in the merger?” on page 5.

3.

We note current holders of REITP1us Common Stock will own approximately 3.3% of the outstanding capital stock of the surviving company, and current holders of AmREIT Common Stock will own approximately 96.7% of the outstanding capital stock of the surviving company.

As it appears that REITPIus shareholders will be diluted as a result of the merger transaction, please discuss dilution in the Q&A or Summary sections of your prospectus.

In response to the Staff’s comment, we have added a Q&A entitled “Will REITPlus shareholders be diluted as a result of the merger?” to page 6 addressing the dilution of REITPlus shareholders as a result of the merger.

4.	Please provide the disclosure called for by Item 9 of Form S-4.

We have added such disclosure on page 16 and page 50 of Amendment No. 1.

5.	Please provide the disclosure called for by Item 1(b) of Schedule 14A.

Because we have limited the cover page of the joint proxy statement/prospectus to one page, such disclosure now appears on the cover pursuant to Item 1(b) of Schedule 14A.

Securities and Exchange Commission

July 10, 2009

Coverpage of Registration Statement

6.	Footnotes 2 and 3 to the Calculation of Fee table appear to be contradictory. Please reconcile these footnotes or explain to us why they are not contradictory.

We have deleted footnote 3 to the Calculation of Fee table.

Coverpage of Prospectus

7.	Please limit the outside cover page of the Prospectus to one page. Please see Item 501(b) of Regulation S-K.

We have limited the outside cover page to one page.

8.

Please revise the cover page to state the number of shares of REITPlus Common Stock to be issued pursuant to the registration statement in connection with the merger. See Item 501(b)(2) of Regulation S-K.

We have revised the cover page to state the number of shares of REITPlus Common Stock to be issued pursuant to the registration statement in connection with the merger.

REITPlus, Inc-Notice of the Special Meeting of Shareholders, page 2

AmREIT- Notice of the Special Meeting of Shareholders, page 2

9.

Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” Rule 14a-4(b)(1) further requires that the form of proxy provide separate boxes for shareholders to choose between approval, disapproval or abstention “with respect to each separate matter referred to therein as intended to be acted upon...” These rules are intended to provide a means for shareholders to communicate their views to the board of directors on each matter to be acted upon. See the September 2004 Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (available at www.sec.gov). Please revise to allow both REITPlus and AmREIT security holders to separately vote on approval of the Agreement and Plan of Merger, and the transactions contemplated thereby, and the amendment and restatement of the REITPlus Charter. Please also clarify that what both REITPlus and AmREIT shareholders will be voting on is whether to accept the amended and restated charter of the surviving corporation.

As described above, the purpose of the AmREIT and REITPlus special meetings will now be only the approval of the merger agreement and the completion of the merger transactions contemplated thereby. Therefore no additional proposals will be voted upon.

Securities and Exchange Commission

July 10, 2009

Questions and Answers About the Merger and the Special Meetings, page 4

Q: Why has the merger been proposed?, page 4

10.	Please provide a more detailed and complete answer to this question.

In response to the Staff’s comment, we have expanded this Q&A on page 4 to more clearly explain the reasons that AmREIT and REITPlus believe that the merger is in the best interests of their respective shareholders.

Q: Are there any conflicts of interest related to the merger?, page 4

11.

Please confirm to us that there are no additional conflicts of interest, or amend the disclosure to provide a more detailed answer to this question. For example, consider whether conflict of interest disclosure is warranted regarding your CEO and CFO who are also the CEO and CFO of AmREIT.

We have added additional descriptions of conflicts of interest to pages 5, 11 and 41.

12.	Please expand your disclosure to quantify the amount of fees that REITPlus will save and that AmREIT will forgo. Please also include a brief description of the type of fees.

In response to the Staff’s comment, we have added additional disclosure on pages 5, 11 and 41 regarding the amount and types of fees that REITPlus will save and that AmREIT will forgo.

Q: Who is entitled to vote?, page 5

13.	Please supplement your current disclosure with disclosure regarding the number of votes to which each class of securities is entitled. Please see Item 6(a) of Schedule 14A.

We have added such disclosure to the Q&A entitled “Who is entitled to vote?” on page 7.

Summary, page 8

14.

Please add detailed disclosure regarding the relationship between REITPlus and AmREIT. Such disclosure could include an organizational structure diagram of the relationship similar to the one that appears in the REITPlus annual report on Form 10-K for the year ended December 31, 2007.

We have added the additional disclosure requested by the Staff on pages 4-5 and 9, including the organizational structure diagram outlining the relationship between REITPlus and AmREIT.

15.	Please provide a summary of the most important risks facing you and AmREIT and the principal risks relating to the merger.

Securities and Exchange Commission

July 10, 2009

We have added a bullet point summary of the risk factors facing AmREIT and REITPlus that we believe to be most important and the principal risks relating to the merger on page 12.

Federal and Sate Regulatory Requirements, page 11

16.

We note your disclosure that there may be necessary approvals under state securities or “blue sky” laws. Please provide a brief description of any such approvals and disclose the status of such approvals. Please see Item 3(i) of Form S-4.

In response to the Staff’s comment, we have added the additional disclosure regarding compliance with state securities laws on pages 14 and 50.

The Merger Agreement, page 12

17.	Please disclose any material termination fees.

There are no termination fees, and we have updated the disclosure on pages 6, 15 and 49 to reflect such information.

18.

Please disclose if receipt of the consent of AmREIT’s credit facility lender and the consent of REITPlus’ joint venture partner are conditions to closing of the merger. If so, please disclose if these conditions can be waived by either AmREIT or REITPlus. Please also disclose if failure to obtain such consents would result in a default or breach of the agreements underlying the credit facility lender or joint venture, as applicable.

We have added the disclosure requested by the Staff on pages 15 and 41-42.

19.

We note your statement that, “The merger agreement has been included in this joint proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide you with any factual information about REITPlus or AmREIT.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Securities and Exchange Commission

July 10, 2009

We have removed this sentence from the registration statement.

Comparative per Share Data, page 15

20.

Please disclose the historical and pro forma cash dividends declared per share as required by Item 3(f)(2) of Form S-4. In addition, tell us how you complied with the requirement to include equivalent pro forma per share data required by Item 3(f)).

Historical dividends are included in the table under “Dividend Information” beginning on page 19. We have revised the table under “Comparative Per Share Data” on page 19 to include pro forma cash dividends declared per share as required by Item 3(f)(2) of Form S-4. Additionally, we have added equivalent pro forma book value per share and equivalent pro forma income (loss) per share from continuing operations as required by Item 3(f). With respect to the equivalent pro forma cash dividends per share, we note that such disclosure is already included in the table under “Dividend Policy” on page 20 under the heading “As Converted Based on Exchange Ratio.” We have revised that table to clarify the time periods to which we are referring.

Risk Factors, page 17

21.

Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

•	The values of the Class A Stock and the REITPlus Common Stock ..., page 17;

•	REITPlus has interests in the merger that may be different ... page 18;

•	AmREIT shareholders have no rights to demand fair value ...page 18;

•	REITPlus, AmREIT and/or the combined company may be subject ..., page 19;

•	Real estate investments are subject to varying degrees of risk ..., page 19;

•	The combined company may be unable to effectuate the contemplated ..., page 20;

•	The interest of the combined company’s shareholders could be diluted, page 20;

•	The combined company may have limited control over joint venture investments, page 21;

•	The combined company’s common stock will not have a trading market ..., page 21;

•	The combined company will be dependent upon its key personnel, page 21;

•	The combined company may not be able to obtain capital ..., page 25;

•	Real estate investments are relatively illiquid, page 25;

•	The properties of the combined company will be subject to ..., page 25;

•	The combined company will have no economic interest in ..., page 26;

Securities and Exchange Commission

July 10, 2009

•	The combined company may invest in joint ventures, page 26;

•	The properties of the combined company may be subject to ..., page 27; and

•	AmREIT depends upon its anchor tenants to attract shoppers, page 27.

Please revise throughout as necessary to identify briefly in your subheadings the specific risks to you that result from the noted facts or uncertainties, and then elucidate as needed to provide details regarding each risk. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

We have revised the subheadings as requested by the Staff.

The combined company may have limited control over joint venture investments, page 21

22.

Please explain in greater detail why the combined company may have limited control over joint venture investments. In addition, please also explain why the venture partner might take action contrary to the combined company’s instructions, requests, policies or objectives.

We have revised the risk factor on page 25 to provide such additional disclosure.

Risks Associated with an Investment in Real Estate, page 25

23.

Please provide a risk factor that addresses the current economic downturn and its impact on vacancy rates in commercial and retail properties. Specifically discuss the risks to the business associated with high vacancy rates.

We have revised the disclosure on page 29 to highlight the current economic downturn, its potential effect on our tenants and the risk associated with a reduction in tenant leasing.

The Merger, page 29

24.	Please update your disclosure to describe the role that AmREIT’s strategic plan “Vision 2010” played as part of the historical context and background for the merger between REITPlus and AmREIT.

We have revised the disclosure throughout the sections on the historical context and background of the merger on pages 33-37 to more fully describe the role of Vision 2010.

Securities and Exchange Commission

July 10, 2009

Background of the Actions, page 29

Historical Context, page 29

25.

Please provide us supplementally with copies of any non-public information — board books, documents, financial forecasts, projections and presentations — used by the companies in the merger negotiations. We may have additional comments.

As requested, we are supplementally providing to the Staff the presentation materials prepared by KeyBanc Capital Markets and presented to the AmREIT board at its meeting on May 20, 2009, as well as the summary appraisals delivered by CBRE and Valuation Associates, management’s back-up materials provided to CBRE and Valuation Associates, management’s internal valuation model and board books prepared by the companies’ management teams. We believe that the existing disclosure in the registration statement adequately describes the nature of this information, that additional disclosure is not required concerning these items and that these items do not need to be filed as exhibits to the registration statement.

26.

We note that various presentations were made by outside parties. Please provide the disclosure regarding these presentations called for by Item 4(b) of Form S-4 and furnish copies of such presentations as exhibits to the Form S-4 as called for by Item 21(c) of Form S-4.

We have revised the disclosure on pages 35-37 to clarify what deliveries were made to the boards and what discussions transpired. We do not believe that any additional exhibits are required to be filed with the registration statement pursuant to Item 21(c) of Form S-4. We point out that the fairness opinion of KeyBanc that was previously filed as an exhibit to the registration statement is included in the joint proxy statement/prospectus as Annex E in Amendment No. 1.

27.	We note that AmREIT recently changed its state of domicile from Texas to Maryland. Please provide additional disclosure regarding why AmREIT took this action.

We have provided the requested disclosure on page 33.

Background of the Merger, page 29

28.

We note your disclosure regarding the choice of financial advisers to provide a fairness opinion. Please provide additional details regarding the qualifications of KeyBanc with respect to its experience with REITs and in REIT merger and acquisition transactions. Please also describe any material relationship that existed during the past two years between REITPlus, AmREIT and KeyBanc. Please see Item 4(b) of Form S-4 and Item 1015(b)(2) and (b)(4) of Regulation M-A.

As requested by the Staff, we have provided additional disclosure on page 35.

Securities and Exchange Commission

July 10, 2009

29.

Your descriptions of some of the board meetings appear vague. In particular we note your description of the board meetings that occurred on January 7, 2009. You should describe in greater detail the nature and substance of the deliberations conducted by both companies’ boards at their meetings. What conclusions did the board reach at these meetings? The disclosure should provide stockholders with an understanding of how, when and why the terms of the proposed transaction evolved during the course of these discussions.

As requested by the Staff, we have added additional details on pages 35-37 with respect to the matters discussed during the board meetings.

30.

Please disclose whether the AmREIT and REITPlus boards also considered the potential adverse effects of this transaction in its relevant respective meetings. If so, please disclose the nature of those discussions. If not, please disclose why not.

In response to the Staff’s comment, we have revised the disclosure on pages 36-37 to discuss the consideration by the boards of the potential adverse effects of this transaction.

31.

We note your disclosure that the AmREIT Board authorized AmREIT to engage KeyBanc to act as its “financial adviser” in evaluating a proposed merger transaction with REITPlus. In the text of the fairness opinion delivered by KeyBanc that is included as Exhibit 99.3 to this registration statement, however, KeyBanc states that it did not act as financial advisor to AmREIT in connection with the transaction. Please explain this inconsistency to us or revise your disclosure.

In response to the Staff’s comment, we have revised the disclosure on page 35 to reflect that KeyBanc was engaged solely to provide a fairness opinion and not act as financial adviser.

32.	Please describe the method of selection of KeyBanc as financial advisor. See Item 101 5(b)(3) of Regulation M-A.

We have revised the disclosure on page 35 to reflect such information.

33.

We note your disclosure that in approving the merger agreement and the transactions contemplated thereby, including the merger, both the AmREIT Board and the REITPlus Board considered the interests of “certain persons” in the merger. Please discuss what specific interests were considered, who these certain persons are and why such persons’ interests were considered.

Securities and Exchange Commission

July 10, 2009

In response to the Staff’s comment, we have revised the disclosure on page 37 to reflect that in furtherance of the fiduciary duties of the respective boards, they considered the interests of their respective shareholders and companies as set forth in both the “Background of the Merger” and “Reasons for and Consequences of the Merger” sections.

Proposal Number 1: The Merger, page 35

Parties to the Merger, page 35

34.	You disclose that AmREIT owns 100,000 OP units which will be acquired by REITPlus upon consummation of the merger. Please provide additional disclosure regarding this aspect of the merger.

At the Staff’s request, we have provided additional disclosure on page 40.

Reasons for and Consequences of the Merger, page 37

35.

Please disclose how AmREIT’s strategic plan “Vision 2010” was a part of the reasons for this merger. Additionally, please provide additional disclosure regarding the following factors that the two boards considered in deciding to approve the merger:

•	Additional liquidity;

•	Ability to attract additional equity; and

•	Future investment opportunities.

For example, please provide examples of the future investment opportunities that will be provided by the economies of scale created by the merger.

At the Staff’s request, we have expanded the disclosure on pages 42-43 with respect to the reasons for and consequences of the merger.

36.	Please expand your disclosure to describe the potentially negative factors considered.

In response to the Staff’s comment, we have expanded the disclosure of the potentially negative factors considered on pages 42-43.

37.	Please clarify that you have discussed all the material factors considered by the boards.

In response to the Staff’s comment, we have clarified the language on page 43.

Securities and Exchange Commission

July 10, 2009

Opinion of AmREIT’s Financial Advisor, page 38

38.	Please tell us why you have not included a copy of the fairness opinion in the joint proxy statement to be sent to security holders.

In response to the Staff’s comment, we have included the fairness opinion as Annex E.

39.	Please disclose if KeyBanc will receive any compensation contingent upon completion of the transaction.

At the Staff’s request, we have revised the disclosure on page 44 to state that KeyBanc’s fees are not contingent upon the completion of the merger.

40.

We note your disclosure on page 39 that KeyBanc does not have any obligation to “update, revise or reaffirm its opinion.” The opinion was delivered on May 20, 2009. Please disclose whether any material changes in AmREIT’s operations, performance or in any of the projections or assumptions upon which KeyBanc based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

At the Staff’s request, we have added disclosure on page 45 to clarify that no material changes have occurred since the date of the opinion and none are anticipated to occur prior to the special meetings.

Comparable Public Company Analysis, page 39

41.

Please disclose why KeyBanc chose these eight publicly traded retail REIT companies. In other words, what made these eight companies, all of which are publicly traded unlike AmREIT, “comparable companies?”

We have added the requested disclosure on page 45.

42.	Please disclose in plain English the meaning of the terms “total enterprise value” and “capitalization rate” and how you calculated such amounts.

We have added the requested disclosure on page 45.

43.

Please revise your disclosure to provide additional disclosure about the underlying data used to calculate range of Cap Rates for AmREIT. For example, please disclose the Cap Rates you calculated for each comparable company and how you arrived at the range and mean Cap Rates for AmREIT.

Securities and Exchange Commission

July 10, 2009

We have added the requested disclosure on page 45.

44.	Please disclose how you determined the estimated range of price per share for AmREIT and any underlying relevant data.

We have added the requested disclosure on page 45.

Discounted Cash Flow Analysis, page 39

45.

We note that KeyBanc analyzed various financial projections prepared by AmREIT management for the fiscal years 2009 through 2013 and performed a discounted cash flow analysis based on these projections. Please disclose a description of the financial projections provided to, and relied on by, KeyBanc.

We have added the requested disclosure on page 46.

46.	Please disclose how KeyBanc chose the WACC range, Cap Rate exit multiples, exit multiples and EBITDA multiples that it used in performing its discounted cash flow analysis.

We have added the requested disclosure on page 46.

Net Asset Value Analysis, page 40

47.

We note that KeyBanc relied upon individual property appraisals completed by CBRE and Valuation Associates. Please disclose a description of the individual property appraisals provided to, and relied on by, KeyBanc.

We have added the requested disclosure on page 46.

48.

We note that the NAV per share of AmREIT Common Stock was determined by KeyBanc to be in a range of $10.83 to $11.87. Please expand the disclosure to explain how this range impacted KeyBanc’s fairness opinion as it relates to the conclusion that the valuation of AmREIT Common Stock used by management in determining the merger consideration was $9.50 per share.

Securities and Exchange Commission

July 10, 2009

We respectfully submit that the second paragraph of the section entitled “Conclusion” beginning on page 47 addresses this comment.

Information About REITPlus, page 45

49.	Please provide the disclosure called for by Item 12, Item 13, Item 14(b), (c), (d), (e) and Item 15 of Form S-K.

We have added additional disclosure to the section entitled “Information about REITPlus” beginning on page 52, including a section entitled “REITPlus Investment Objectives, Strategy And Policies.” We also point out that REITPlus’s only property, Shadow Creek, was built in 2008; therefore no operating data exists for such property prior to 2008.

50.	Please provide the disclosure called for by Item 14(d) and (j) of Form S-4.

We have added disclosure with respect to Item 14(d) under “REITPlus Property” on page 59. With respect to Item 14(j), which requires information pursuant to Item 305 of Regulation S-K, we respectfully submit that, as a company that qualifies as a smaller reporting company, pursuant to Item 305(e), REITPlus is not required to provide such information.

51.	Please add a cross-reference to the information contained in Annex B as you do in the section “Information About AmREIT” for Annex C.

We have added the requested disclosure on page 52.

Information About AmREIT, page 50

52.	Please provide the disclosure called for by Item 13, Item 14(b), (c), (d), and the renewal option disclosure of Item 15(d) of Form S-K.

We have added additional disclosure to the section entitled “Information about AmREIT” beginning on page 65, including a section entitled “AmREIT’s Investment Policies.”

United States Federal Income Tax Considerations, page 60

REIT Qualification of REITPlus and AmREIT, page 62

53.	Prior to effectiveness, please update the reference to the tax opinion(s) in the prospectus to state that you have received such tax opinion(s).

Securities and Exchange Commission

July 10, 2009

Receiving the tax opinions described in the section entitled “REIT Qualification of REITPlus and AmREIT” are closing conditions to the merger transaction, and the opinions will address periods ending on the date of closing of the merger, which will occur after shareholder approval of each of REITPlus and AmREIT has been obtained. We have revised the disclosure on page 77 to clarify the timing of delivery of the opinions, but the respective parties will not receive the opinions prior to effectiveness.

Information on Executive Officers and Directors of the Surviving Company, page 80

54.	Please provide the disclosure called for by Item 18(a)(7)(ii) of Form S-4 regarding Compensation Committee Interlocks and Insider Participation.

Neither AmREIT nor REITPlus has any Compensation Committee Interlocks or Insider Participation. We respectfully submit that, as a smaller reporting company, neither AmREIT nor REITPlus is required to provide such disclosure pursuant to Item 407(g)(2) of Regulation S-K.

55.	Please provide the disclosure called for by Item 18(a)(7)(iii) of Form S-4 regarding transactions with related persons, promoters and certain control persons.

Neither AmREIT nor REITPlus has had any related party transactions that would require disclosure pursuant to Item 404(d) of Regulation S-K. As smaller reporting companies, neither AmREIT nor REITPlus is subject to the other provisions of Item 404. We point out that disclosure in reponse to Item 407(a) of Regulation S-K is provided on page 95. No transactions, relationships or arrangements are required to be disclosed pursuant to Item 407(a)(3).

Peer Groups for Executive Compensation Purposes, page 83

56.

We note that the compensation committee used the 2008 NAREIT Compensation and Benefits Survey and the 2008 Real Estate Executive Compensation Review to assist it in considering compensation for executive officers. Please provide a more detailed explanation in your disclosure regarding what information this survey provided and how the compensation committee used this information. For example, what “relevant market data” was provided by this survey and how was this information used in making compensation decisions for AmREIT’s executive officers.

At the Staff’s request, we have revised the disclosure on pages 96-97 to clarify what relevant market data was provided by the survey and how this information was used by the compensation committee.

Securities and Exchange Commission

July 10, 2009

Total Compensation, page 84

57.

You disclose that in order to remain competitive, the target levels for total annual compensation of AmREIT’s executive officers are set to the average of the refined peer group. Your earlier disclosure, however, notes that AmREIT discounted its compensation metrics to more appropriately compare itself with the refined peer group. Additionally, the disclosure regarding base salaries indicates that the compensation committee considers the market levels of similar positions at the peer group companies, not the refined peer group or the discounted version of the refined peer group. These disclosures appear to be inconsistent. Please clarify your disclosures to deal with these apparent inconsistencies.

We have clarified the disclosure on page 97 to address any inconsistency.

Annual Non-Equity Compensation, page 84

58.

We note your general disclosure of 2008 goals which include increasing FFO and growing your Irreplaceable Corner portfolio. Please either specifically disclose the goals, such as to increase FFO by a certain percentage in 2008, or demonstrate to us that disclosure of particular goals could cause you competitive harm. Please see Regulation S-K, Item 402(b) and Instruction 4 thereto. Also, in addition to the 2008 goals, please disclose the 2008 actual results.

We have revised the table on page 97 disclosing the 2008 FFO goals and actual results.

59.	Please explain what the far right column entitled “Company Portion of Non-Equity Compensation” means.

We have revised the title to the far right column to more appropriately describe the contents of the column.

60.

Please disclose with specificity how the achievement of company-wide and individual performance goals translated into the CEO and CFO each receiving 20% of their potential bonuses. Please also disclose the company and individual goals for each of the CEO and CFO.

The quantification of the CEO and CFO reaching 20% of their potential bonus is calculated in the far right hand column of the table discussed in comment 59. This column heading has been changed to more appropriately describe this.

Securities and Exchange Commission

July 10, 2009

Long-Term Incentive Compensation, Page 84

61.

You state that when determining the amount of long-term equity incentive awards to be granted to AmREIT’s executive officers, the compensation committee considered AmREIT’s business performance, the responsibilities and performance of the executive, value created for AmREIT’s shareholders, strategic accomplishment and direction of AmREIT and other market factors. Please disclose how AmREIT defines the concepts of “business performance,” “value created for AmREIT’s shareholders” and “strategic accomplishment and direction.”

At the Staff’s request, we have revised the disclosure on page 98.

62.

You disclose that the aggregate value of the long-term incentive compensation granted is based on goals set by the compensation committee and include an assessment of FFO, FFO growth, strategic initiatives and overall shareholder value and performance. Please quantify each of these goals and disclose the importance of each in establishing long-term incentive compensation.

At the Staff’s request, we have revised the disclosure on page 98 accordingly.

Annex A — Unaudited Pro Forma Condensed Consolidated Financial Statements

63.

Tell us and consider disclosing the REIT structure subsequent to the merger. We note that REITPlus and AmREIT currently conduct substantially all of the operations through their operating partnerships. Advise us if subsequent to the merger, there will be one operating partnership and the terms of the underlying units held at the operating partnership level and any redemption obligations that would be settled in shares of stock of the post-merger entity.

REITPlus conducts substantially all of its operations through its subsidiary, REITPlus Operating Partnership, L.P., while AmREIT does not have an operating partnership and owns its assets directly. Following the merger, REITPlus will own directly all of the properties currently owned by AmREIT, but will continue to own its operating partnership and may conduct a portion of its business through the operating partnership. No unaffiliated parties own units in the REITPlus operating partnership, and there are no redemption obligations that will be settled in shares of stock post-merger.

Pro Forma Condensed Balance Sheet, page A-3

64.

We note that the AmREIT common share descriptions do not appear to be consistent with the presentation in the Form 10-Q for the three months ended March 31, 2009. Please advise and amend your presentation to reflect the information as of March 31, 2009.

Securities and Exchange Commission

July 10, 2009

We note that the Pro Forma Condensed Balance Sheet on page A-3 inadvertently reflected the share counts as of December 31, 2008. We have revised the share counts to be consistent with the March 31, 2009 balance sheet as presented in our Form 10-Q for the three months ended March 31, 2009.

Footnote (2) pages A-4 and A-5

65.

We note that the purchase price was computed using the fair value of AmREIT common stock as determined by an independent appraisal of AmREIT and REITPlus’s net assets. Please tell us and clarify if the Total Value to be Exchanged of $159.6 million in your tabular presentation represents the purchase price of the transaction. If not, please revise your filing to disclose the purchase price.

The $159.6 million in the tabular disclosure represents the value of the Class C and Class D shares to be converted to Class A common shares as part of the AmREIT recapitalization which is occurring simultaneously with the merger. With respect to the accounting for the merger, we have determined that AmREIT is the accounting acquiror pursuant to paragraph 16 of FAS 141R. The purchase price for AmREIT’s acquisition of REITPlus is $7.1 million which is calculated as the number of REITPlus shares to be acquired (752,207) multiplied by the fair value of AmREIT shares ($9.50/share) to be exchanged. We have disclosed the components of the purchase price in Note (2) to the pro forma condensed balance sheet.

66.

Further to our previous comment, please provide a more specific description of how you determined the amount of the purchase price based on the two appraisals. Include expanded disclosure addressing the method of how you determined the fair value of the equity interests transferred in the exchange and assumptions used. In this regard, please highlight the baseline assumptions and valuation methodologies used in determining the $9.50 value of a Class A share and then go on to separately address how the exchange ratios were established in determining value exchanged for the Classes C and D stock.

As discussed in the comment above, the $7.1 million purchase price was based on the consideration transferred by AmREIT (752,207 shares at $9.50/share) to REITPlus shareholders for the purchase of REITPlus. With respect to the baseline assumptions and valuation methodologies used in determining the $9.50 value of a Class A share, we have added disclosure in Note (2) to the pro forma condensed consolidated balance sheet to briefly address the three separate valuation analyses performed by KeyBanc – the comparable public company, discounted cash flow and net asset value analyses. With respect to the establishment of the Class C and Class D exchange ratios, the amounts were calculated as the value per share to be received by the Class C and Class D shareholder upon conversion of their Class C ($11.00/share) or D shares ($10.55/share) to Class A shares divided by the $9.50/Class A share value. This calculation yields exchange ratios of 1.16 and 1.11 for Class C and D shares, respectively. For detailed discussion regarding KeyBanc’s assumptions and valuation methodologies, see pages 44-47 of Amendment No. 1 as well as our responses to the Staff’s Comments 38-48.

Securities and Exchange Commission

July 10, 2009

67.	Please clarify how the total purchase price was allocated to the fair value of the tangible and intangible net assets acquired in your tabular presentation on page A-5.

The total purchase price of $7.1 million was allocated to the fair value of the tangible and intangible net assets acquired as presented in the revised table on A-5. See our response to the Staff’s Comment 68 below for further clarification.

68.

We note the tabular presentation on page A-5 of your preliminary estimate of assets to be acquired and liabilities to be assumed. To the extent that this table reflects your current estimated fair value of the assets and liabilities, tell us how the values are included in your pro forma balance sheet. In general, consider providing more detailed explanations for your pro forma adjustments, specifically those related to investment in merchant development funds and other affiliates. We further note your disclosure on page A-2 stating that excess unallocated purchase consideration has been reflected as goodwill on the balance sheet. Tell us where this amount is presented.

The table on A-5 does reflect our current estimate of the fair value of REITPlus’s assets and liabilities. We have revised the pro forma condensed balance sheet presentation to exclude the historical balance sheet of REITPlus and instead reflect the purchase of the net assets of REITPlus at fair value in the ‘Merger’ column. We believe that this presentation is more appropriate in that it more clearly reflects how the purchase price allocation on A-5 has been recorded in the pro forma condensed consolidated balance sheet. Additionally, we have revised our purchase price allocation to reflect excess unallocated purchase consideration of $766 thousand which has been recorded as unallocated purchase price in the revised pro forma condensed consolidated balance sheet.

69.

We note in your pro forma balance sheet that you included a $900,000 adjustment for expenses associated with the transaction as a reduction to cash and a reduction to stockholders’ equity. Yet it appears that you did not reflect the $900,000 expense on your pro forma Statements of Operations. Please tell us how your presentation complies with the requirements of paragraph 59 of SFAS 141R.

Pursuant to paragraph 59 of FAS 141R, upon consummation of the merger, we will expense as incurred acquisition-related costs and recognize the costs to issue equity securities as a reduction of equity in our historical financial statements. However, pursuant to Article 11 of Regulation S-X, we did not include the $900,000 in expenses associated with the merger transaction in our pro forma Statements of Operations because those costs are directly attributable to the merger transaction and were therefore not included in post-merger results of operations.

Securities and Exchange Commission

July 10, 2009

Pro Forma Condensed Statement of Operations

70.

We note that the $2.5 million in distributions paid to Class C and D shareholders are reflected in your pro forma consolidated net loss available to Class A shareholders. Please describe the basis for your presentation given that the Class C and D common shares will convert into Class A shares immediately prior to the transaction.

We note the Staff’s comment and have reflected a pro forma adjustment to reduce the distributions paid to Class C and D shareholders to zero given the conversion of all Class C and D common shares into Class A shares, effective at the beginning of the earliest pro forma period presented. We have also added disclosure to Note (c) on pages A-7 and A-9 to disclose that the conversion of the Class C and D shares to Class A shares will result in a reduction in total dividend distributions of approximately $1.6 million annually compared to total dividends pre-merger.

71.	Please provide a footnote reconciling your weighted average shares outstanding pre and post-merger.

We have revised Note (1) on A-4 to more clearly present the effect of the AmREIT recapitalization on AmREIT’s shares outstanding pre-merger and then added a Note (3) to include a reconciliation of REITPlus’s post-merger shares outstanding which considers the effects of the AmREIT recapitalization and of the merger.

72.

Tell us and disclose what will happen to the advisory agreement as discussed in Note 5 to the REITPlus audited financial statements, subsequent to the merger. In addition, clarify if a portion of the cost of the transaction represents consideration for the termination or settlement of prior agreements.

The advisory agreement, as discussed in Note 5 to the REITPlus audited financial statements, will be terminated subsequent to the merger. No portion of the cost of the transaction represents consideration between the parties for the termination or settlement of prior agreements. In preparing the pro forma condensed financial statements, we considered paragraph 58 of FAS 141R, and we note that there are (1) no provisions of the merger agreement that in effect settle preexisting relationships between AmREIT and REITPlus, (2) no provisions that compensate employees or former owners of REITPlus for future services and (3) no provisions that reimburse REITPlus or its former owners for paying any of AmREIT’s acquisition-related costs.

Part II. Information Not Required in Joint Proxy Statement/Prospectus, page II-1

Item 21. Exhibits and Financial Statement Schedules, page II-1

73.

Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review.

Securities and Exchange Commission

July 10, 2009

We are supplementally providing you drafts of the Exhibit 5.1 and 8.1 opinions.

74.	Please provide consents for each of CBRE and Valuation Associates pursuant to Rule 436 or provide us an analysis as to why those consents are not required.

Pursuant to Rule 436, consent is required if any portion of a report of an opinion of an expert is quoted or summarized, or if it is stated that any information contained in the registration statement has been reviewed or passed upon by any person and that such information is set forth in the registration statement upon the authority of or in reliance upon such person as an expert. Each of CBRE and Valuation Associates provided real estate appraisals, which were considered, among other things, by the AmREIT Board in its determination of the fair value of AmREIT stock. However, neither CBRE nor Valuation Associates is named as an expert in the registration statement, nothing in the registration statement was reviewed or passed upon by either CBRE or Valuation Associates, and no portion of any appraisal report of either is quoted or summarized in the registration statement. Therefore, we respectfully submit that no consent is required of CBRE or Valuation Associates simply for their names being referenced in the registration statement.

Item 22, Undertakings, page II-3

75.	Please provide the undertaking required by Item 22(c) of Form S-4.

We respectfully submit that such undertaking is included as undertaking (8) under Item 22 of Part II of the registration statement.

Signatures

76.

We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-4. If your CFO also serves as the controller or principal accounting officer, your CFO’s signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form 5-4.

We have revised the titles to clarify that REITPlus’s CFO is also its principal financial officer and principal accounting officer.

Securities and Exchange Commission

July 10, 2009

Please feel free to contact me at the above number for any questions related to this filing. We very much appreciate the Staff’s timely response.

Sincerely,

/s/ John A. Good

John A. Good